SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number 333-41007

                           NOTIFICATION OF LATE FILING


(Check [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F [X] Form 10-QSB
One):  [ ] Form N-SAR


For Period Ended:                       MARCH 31, 1998
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[   ]  Transition Report on Form 10-K    [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F    [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I. REGISTRANT INFORMATION

Full name of registrant EAST/WEST COMMUNICATIONS, INC.
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Former name if applicable
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                   330 STUYVESANT AVENUE, RYE, NEW YORK 10580
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Address of principal executive office

                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998 (the "Report") will be filed as soon as Registrant completes compiling the required information, which is expected to be completed on or before May 20, 1998.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

          VICTORIA KANE             (914)                     921-6300
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              (Name)              (Area Code)             (Telephone number)



         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         East/West Communications, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date         MAY 15, 1998                 By /S/ Victoria Kane
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                                             Name: Victoria Kane
                                             Title: Chairman

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Answer to Part IV, Section 3: The Company was incorporated in August, 1997, as a successor to Aer Force Communications B, L.P. The Company was a subsidiary of Lynch Corporation until December 1997 when the Company's stock was distributed to shareholders of Lynch Corporation in a spin off. As the spin off took place in December of 1997, this is the first quarterly report that will be filed by the Company. In addition, the Company has recently retained a new accountant to handle its unaudited financial statements. Therefore, the Company is requesting an extension of time in order to fully complete the required information.


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